United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

EXTRACT FROM THE MINUTES OF AN EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

Place, date and time:

Held, exceptionally, by teleconference, beginning at 7:00 pm on April 14, 2009, based on the company’s offices at Av. Brigadeiro Faria Lima nº 2,277 – 4th floor, in the city of São Paulo - SP.

List of those present:

Summoned to the meeting in the normal fashion, the following members of the board of directors were present: Raul Calfat (chairman); Sérgio Duarte Pinheiro; Alexandre D’Ambrósio; Gilberto Lara Nogueira; João Carvalho de Miranda; Paulo Henrique de Oliveira Santos; Wang Wei Chang and Jorge Eduardo Martins Moraes.

Chair:

The meeting was chaired by Mr. Raul Calfat, chairman of the board of directors, with Mr. José Luiz Braga, the company’s Assistant Legal Director, acting as secretary.

Summary:

1.	The chairman of the board explained that, under the terms of the main text of Article 150 of Law nº 6,404/76 and of Article 18 of the company’s by-laws, the mandate of the titular board member Evandro César Camillo Coura expired on April 13th, not having been formally elected at the first general meeting of the shareholders following his appointment by the board. The chairman went on to say that, according to the change in the by-laws approved at the Extraordinary General Meeting of the shareholders on April 13, 2009, the company’s Board of Directors will now comprise a minimum of 5 (five) and a maximum of 9 (nine) members.

2.	The Executive Board of ARACRUZ (“BENEFICIARY”) was authorized to take out a mortgage, in favor of the BNDES (Brazilian Development Bank), on its industrial plant in Guaíba/RS, including all land, buildings and improvements, registered under nºs 1,447, 2,075, 2,316, 26,335, 28,010, 28,011, 28,092, 30,460, 30,461, 30,462, 30,465, 30,467, 30,468, 30,471, 30,472, 30,473, 30,474 and 30,479 in Book nº 2 at the Office of Real- Estate Records in Guaíba – RS and valued, as at September 15, 2008, at R$ 889,158,000 (eight hundred and eighty-nine million, one hundred and fifty-eight thousand reais).

3.	The abovementioned property will be used to:

	(i)	Guarantee, through a first degree mortgage, Financing Contract nº. 01.2.164.1.1, closed on June 13, 2001, and subsequent amendments.

This guarantee shall replace the 5th degree mortgage, established in favor of the BNDES, under Clause Eleven of the Contract, in relation to the industrial plant owned by the BENEFICIARY, located in the municipality of Aracruz, in the state of Espírito Santo, defined in items “A”, “B” and “C” of said Clause Eleven, and registered on June 18, 2001 under nº 10,801, page 001-H of Book 2-AL at the Office of Real-Estate Records in Aracruz - ES;

	(ii)	Guarantee, through a second degree mortgage, Financing Contract nº. 06.2.1061.1, closed on November 28, 2006, and subsequent amendments.

This guarantee shall replace the special obligation to meet the economic and financial indices laid down in item X of Clause Fourteen and sub-items “a” and “b” of the Contract, as well as the special obligation set out in XI of Clause Fifteen of the Contract, to provide, within a period of 60 (sixty) days, tangible guarantees equivalent to at least 130% (one hundred and thirty percent) of the value of the financing facility and/or of the debt arising from it, in the event that the levels specified in item X, sub-items “a” and “b” of Clause Fourteen of the aforementioned Contract are not reached.

Closure:

The decisions having been unanimously approved, the meeting was closed with the drafting of these minutes, signed by all the board members present. São Paulo, April 14, 2009. (signatures) Raul Calfat (Chairman of the Board); Sérgio Duarte Pinheiro, Alexandre D’Ambrósio; Gilberto Lara Nogueira; João Carvalho de Miranda; Paulo Henrique de Oliveira Santos; Wang Wei Chang and Jorge Eduardo Martins Moraes.

This is a faithfully copy taken from the original document.

José Luiz Braga Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer